Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Year Ended December 31,					Three Months Ended March 31,
	2006	2005	2004	2003	2002	2007	2006

Earnings:
Pre-tax income (loss) from continuing operations	$(242,794)	$(153,404)	$(7,801)	$58,310	$(27,836)	$(7,774)	$(15,391)
Add: Fixed charges	62,905	60,988	57,542	66,610	74,240	15,253	15,874
Less: Minority interest	1,110	381	452	347	446	—	101
Less: Equity investment	—	(249)	(412)	(2,678)	(3,225)	—	—

Total earnings before fixed charges	$(180,999)	$(92,548)	$49,701	$127,251	$49,183	$7,479	$382

Fixed charges:
Interest expense	$54,175	$53,440	$50,526	$60,733	$68,303	$13,439	$13,678
Accretion on debt discount	1,732	—	—	—	—	298	392
Estimated interest component of rent expense	6,998	7,548	7,016	5,877	5,937	1,516	1,804

Total fixed charges	$62,905	$60,988	$57,542	$66,610	$74,240	$15,253	$15,874

Shortage	$243,904	$153,536	$7,841	N/A	$25,057	$7,774	$15,492
Ratio of earnings to fixed charges(1)	<1	<1	<1	1.91	<1	<1	<1

(1)	The ratio of earnings to fixed charges is computed by dividing the sum of pre-tax income from continuing operations (before adjustment for minority interests in consolidated subsidiaries and loss from equity investees) plus fixed charges, by fixed charges. Fixed charges consist of interest charges, whether expensed or capitalized, and that portion of rental expense we believe to be representative of interest.